April 30, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 11.3% from $471,316 to %524,430 and total expenses increased 4.0% from $361,795 to $376,249. As a result, net income increased 35.3% from $109,521 for the three month period ended March 31, 1997, to $148,181 for the same period in 1998. Occupancy levels for the Partnership's six mini-storage facilities averaged 84.6% for the three month period ended March 31, 1998, and 85.7% for the same period in 1997. Rental revenue increased primarily as a result of higher unit rental rates. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $10,500 (3.5%) primarily as a result of increases in repairs and maintenance expense, management fees and salaries and wages. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $3,900 (6.2%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income.

The General Partners will continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President